Exhibit 99.5
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

US Federal Trade Commission Clears Jacobs Ranch Transaction
21 August 2009
Rio Tinto has received clearance from the US Federal Trade Commission on the pending sale of its Jacobs Ranch coal mine to Arch Coal, Inc. The parties will move ahead to close the transaction which is expected within the next six weeks.
On 9 March 2009, Rio Tinto announced it had reached an agreement to sell Jacobs Ranch to Arch Coal for a total cash consideration of US$761 million.
About Jacobs Ranch Mine
Jacobs Ranch mine, located approximately 55 miles south of Gillette, Wyoming, extracts steam coal from the Wyodak Seams, using dragline and truck-and-shovel methods. Two products are produced from the Jacobs Ranch mine with varying sulphur content. The mine shipped 42.1 million tons of coal in 2008 with an estimated average as delivered heat value of approximately 8,800 Btu, ash content of 5.4% and sulphur content of 0.45% (1.0 lbs SO2/mmBtu). Jacobs Ranch had approximately 381 million tons of proven and probable reserves at December 31, 2008.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Arch Coal, Inc.
St. Louis-based Arch Coal is a publicly traded company on the New York Stock Exchange, and one of the largest coal producers in the United States. Arch focuses on high-quality, low-sulphur thermal coal deposits and supplies coal from 11 mining complexes in Wyoming, Utah, Colorado, West Virginia, Kentucky, and Virginia prior to this acquisition.
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